September 10, 2024

C. Mitchell Waycaster
Chief Executive Officer
Renasant Corporation
209 Troy Street
Tupelo, MS 38804

       Re: Renasant Corporation
           Registration Statement on Form S-4
           Filed August 30, 2024
           File No. 333-281851
Dear C. Mitchell Waycaster:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Michael Reed, Esq.